Filed by CB Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FedFirst Financial Corporation

Commission File No.: 000-54124

0 Creating the Premier Community Bank in the Marcellus Shale Region April 14 , 2014

1 This investor presentation contains "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of CB Financial Services, Inc . (“CBFV”) and FedFirst Financial Corporation (“FFCO”) . Forward - looking statements are typically identified by words such as "believe", "plan", "expect", "anticipate", "intend", "outlook", "estimate", "forecast", "will", "should", "project", "goal", and other similar words and expressions . These forward - looking statements involve certain risks and uncertainties . In addition to factors previously disclosed in FFCO’s reports filed with the SEC and those identified elsewhere in this investor presentation or the related press release, the following factors among others, could cause actual results to differ materially from forward - looking statements or historical performance : ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by FFCO’s stockholders, on the expected terms and schedule ; delay in closing the merger ; difficulties and delays in integrating the respective businesses of CBFV and FFCO or fully realizing cost savings and other benefits ; business disruption following the merger ; changes in asset quality and credit risk ; the inability to sustain revenue and earnings growth ; changes in interest rates and capital markets ; inflation ; customer acceptance of CBFV products and services ; customer borrowing, repayment, investment and deposit practices ; customer disintermediation ; the introduction, withdrawal, success and timing of business initiatives ; competitive conditions ; economic conditions ; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms . CBFV and FFCO undertake no obligation to revise these forward - looking statements or to reflect events or circumstances after the date of this investor presentation . Forward - Looking Statements

2 Transaction Highlights Strategically Compelling Combined banking institution of approximately $900 million in total assets, located in Southwestern Pennsylvania, the heart of the Marcellus Shale Region Significantly improves market share in the Pittsburgh MSA as a leading independent community bank with the size and scale to take advantage of market opportunities CBFV will apply to become an exchange traded public company (NASDAQ) Enhances breadth of banking products to commercial and personal customers Complementary cultures and strong ties to community Exchange Underwriters, bank owned insurance agency, provides attractive, consistent fee income stream and is highly correlated with CBFV’s commercial bank business lines Deep and experienced management with an average of more than 30 years of experience in the Southwestern Pennsylvania market area Expected double digit earnings per share accretion in 2015 and 2016, excluding any transaction related expenses Compelling profitability ratios; pro forma estimated return on tangible common equity of approximately 12% Conservative and achievable expected cost savings Limited tangible book value dilution at closing with an expected earnback period of approximately 3 years Expected internal rate of return of approximately 19% Accretive to CBFV’s regulatory capital and tangible common equity to assets ratios at closing Financially Attractive

3 Pro Forma Highlights (12/31/2013) Assets $863 M Loans $651 M Deposits $700 M Attractive franchise in heart of the Marcellus Shale Region Top 10 pro forma market share in core operating market (1) ; focused in South Hills market of the Pittsburgh metro area and in Greene County Pennsylvania Increased scale – serving a larger, more diversified client base with an increased lending limit Expanded product offering and improved ability to cross sell Increased market visibility from anticipated NASDAQ listing Pro Forma Franchise Summary Source: SNL Financial as provided by the FDIC. Deposit market share data as of June 30, 2013, as adjusted for acquisitions to th e extent discernable. Note : Pro forma data is unaudited and does not include purchase accounting adjustments . (1) Core market area excludes Allegheny County. • CBFV (11) • FFCO (7)

4 Currently produces about 12 billion cubic feet of natural gas daily (would rank 8 th in natural gas production worldwide) Production has increased six - fold since 2009 The bulk of the natural gas is produced in Pennsylvania and West Virginia; New York has placed moratorium on shale gas drilling As of November 2013, more than 10,000 wells had been drilled Expected to account for nearly 25% of domestic natural gas production by 2015 Directly and indirectly supports an estimated 245,000 Pennsylvania jobs, with an annual economic impact in excess of $7 billion Marcellus Shale - Regional Economic Driver Sources: marcelluscoalition.org, Penn State University Marcellus Center for Outreach and Research, the Wall Street Journal, the Philadelphia Inquirer, Morningstar and the PA Department of Labor and Statistics. Marcellus Shale Overview Map of Marcellus / Utica Shale Region CBFV Market Area

5 Attractive Southwestern PA Market Source: SNL Financial for all demographic data and the Pennsylvania Department of Labor and Industry. Summary county statistics are deposit - weighted. Combined franchise encompasses the following counties: » Washington » Greene » Westmoreland » Fayette » Allegheny The Washington Hospital CONSOL Energy, Inc. Meadows Racetrack and Casino Monongahela Valley Hospital Caterpillar Alpha Natural Resources GMS Mine Repair and Maintenance Westmoreland Regional Hospital Summary Statistics (5 County Operating Area) Population of nearly 2 million 2013 median household i ncome of approximately $46,000 Unemployment rate (Jan. 2014) of 6.6% (vs. 6.9% in PA and 6.6% nationally) Projected h ousehold income growth (2013 - 2018) of 18.0% (vs. 17.2% in PA and 16.1% nationally) Major Employers Region Overview

6 Pro Forma Loan and Deposit Composition Loans ($651.3 M) Source: SNL Financial; Data is regulatory data as of 12/31/13 for comparability purposes. Pro forma data is unaudited and does not include purchase accounting adjustments. Yield and cost data is for the quarter ended 12/31/13. Yield on Loans: 4.36% Commercial RE 24.4% Construction 3.2% 1 - 4 Family & HELOC 50.3% Multifamily 1.7% Commercial & Industrial 7.9% Consumer 9.3% Other 3.2% Cost of Deposits: 0.60% Deposits ($699.6 M) Demand 23% Other Transaction Accounts 14% MMDA and Savings 38% Time Deposits <$100,000 15% Time Deposits >$100,000 10% Well leveraged balance sheet with pro forma loan to deposit ratio in excess of 90%

7 Board Composition Transaction Value / Pricing Ownership Split Name Executive Management $54.5 million 58% CBFV / 42% FFCO Holding Company: CB Financial Services, Inc. Bank Subsidiary: Community Bank Chairman: Ralph Sommers, Jr . 54 years experience Vice Chairman, President & CEO: Barron P. “Pat” McCune, Jr. (CBFV ) 22 years experience COO: Patrick O’Brien (FFCO ) 31 years experience CFO : Kevin Lemley (CBFV ) 30 years experience CCO : Ralph Burchianti ( CBFV ) 36 years experience VP – Insurance Operations: Rich Boyer (FFCO ) 33 years experience Four members of FFCO’s board of directors appointed to CBFV’s board CBFV’s board will be comprised of 12 total members Required Approvals & Timing FFCO shareholder and customary regulatory approvals Targeted closing date of late Q3 or early Q4 2014 Consideration Fixed exchange ratio of 1.1590 (1) shares of CBFV common stock or $23.00 cash for each share of FFCO common stock 65% CBFV stock / 35% cash (1) Based on 20 day volume weighted average CBFV price for the period ended 4/11/14. Transaction Summary

8 Comprehensive due diligence process including operations, core systems, legal and credit Reviewed credit files, underwriting methodology and policy and portfolio management processes Credit reviews focused on the largest relationships, adversely classified assets and watch list loans » Individually reviewed more than 70% of all commercial loans and sampling of residential & consumer loans » Individually reviewed largest 75 relationships » Individually reviewed all significant adversely classified loans » Total portfolio coverage in excess of 45% FFCO conducted concurrent reciprocal due diligence of CBFV Due Diligence Highlights Credit Mark Estimated loan mark of $5.8 million, or approximately 2% of FFCO’s portfolio » 2.39x coverage of nonaccrual loans » 1.21x coverage of NPLs (including TDRs) » 1.18x coverage of total nonperforming assets Credit due diligence process completed by senior management and supported by 3rd party (external loan review firm same for both institutions) Due Diligence Summary

Pro Forma Financial Impact

FedFirst Financial Corporation

Attractive Financial Returns

EPS

- Immediately accretive to earnings per share, excluding one time costs
- Expected double digit earnings per share accretion long term

Tangible Book Value

- ~3% dilution estimated at closing
- Accretive to standalone tangible book value in approximately 3 years [(1)]

Capital

- Accretive to CBFV capital ratios at closing
- TCE / TA > 8% at closing
- Total RBC ratio > 13% at closing

IRR

- Internal rate of return of approximately 19%

Key Assumptions

- Earnings are based on internal management estimates for each party
- No revenue enhancements or cross-sell opportunities have been assumed
- Conservative and achievable cost savings of approximately 12% of the combined company's noninterest expense
- Gross loan mark of $5.8 million, or approximately 2% of loans
- Expected one-time merger related expenses of approximately $4.4 million on a pre-tax basis
- Additional purchase accounting assumptions:
  - Loan interest rate mark-up of $2.2 million
  - Fixed asset mark-up of $2.5 million
  - Deposit mark-up of $1.3 million (net asset value write-down)
  - FHLB borrowings mark-up of $0.3 million (net asset value write-down)
- Targeted closing date of late Q3 or early Q4 2014

(1) Earn-back period is defined as the number of years for pro forma tangible book value per share to exceed stand-alone projected tangible book value per share.

9

10 Key Balance Sheet Metrics Estimated Pro Forma Capital Ratios Source: CBFV management. Note: 12/31/13 balance sheet data incorporates the subsequent repurchase of common stock by CBFV and the subsequent repurchas e o f common stock and special dividend by FFCO. Pro forma data is unaudited. (1) Pro forma column includes estimated purchase accounting adjustments. Capital Accretive Transaction 12/31/13 (as Adjusted) 12/31/13 (as Adjusted) CBFV FFCO Pro Forma (1) Estimated Pro Forma Capital Ratios Tangible Common Equity / Assets 7.38% 15.28% 8.01% Tier 1 Capital / Tangible Assets 7.51% 13.52% 8.09% Tier 1 Capital Ratio 11.33% 20.10% 11.98% Total Risk Based Capital Ratio 12.59% 21.35% 12.94% 12/31/13 (as Adjusted) 12/31/13 (as Adjusted) Dollars in thousands CBFV FFCO Pro Forma (1) Estimated Balance Sheet Highlights Total Assets 543,589 $ 316,424 $ 847,352 $ Total Loans 379,146 272,120 647,671 Total Deposits 480,335 219,232 700,902 Common Equity 42,108 49,260 76,283 Tangible Common Equity 39,950 48,180 67,128

11 Combined franchise is positioned for long term growth with the increased scale, management team and financial strength to compete effectively in S outhwestern Pennsylvania Attractive expected financial returns for shareholders of both CBFV and FFCO Significantly accretive to earnings per share and is accretive to CBFV’s standalone capital position Experienced management team with an average of more than 30 years experience in the Southwestern Pennsylvania market Enhances competitive positioning in the market, improves management depth and increases capacity to serve commercial customers in the Southwestern Pennsylvania portion of the Marcellus Shale Region Combined institution has a balanced loan portfolio, with a stable and core funding base which is comprised of approximately 75% non - time deposits Transaction Summary

12 Supplemental Information

13 Full - service , independent insurance agency that offers a variety of property and casualty, liability, and other insurance products for small businesses and individuals through over 25 insurance carriers Developed specialty programs that are sold in more than 35 states Specialties in local multifamily properties and national commercial janitorial contractors Primary lines of business: » Commercial: Workers compensation, commercial vehicle and Commercial Umbrella policies » Consumer: homeowners, auto and other personal property policies Exchange Underwriters, Inc. Overview Source: FFCO 2013 10 - K and Company Management. Years Ended December 31, Dollars in millions 2012 2013 Income Statement Summary Total Revenue $2.5 $3.2 Total Expense 2.2 2.5 Income Tax Expense 0.1 0.3 Net Income $0.2 $0.4

14 Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval . The proposed merger and issuance of CBFV common stock in connection with the proposed merger will be submitted to FFCO’s shareholders for their consideration and approval . CBFV will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S - 4 that will include a proxy statement to be used by FFCO to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of CBFV . CBFV and FFCO may also file other documents with the SEC concerning the proposed merger . INVESTORS AND SECURITY HOLDERS OF FFCO ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER . Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about CBFV and FFCO, once such documents are filed with the SEC, through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by FFCO will be available free of charge on FFCO’s website at www . firstfederal - savings . com/investor - relations . aspx FFCO and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FFCO in connection with the proposed transaction . Information concerning such participants' ownership of shares of FFCO common stock is set forth in the definitive proxy statement for FFCO’s 2013 annual meeting of stockholders filed with the SEC on April 17 , 2013 . These documents can be obtained free of charge from the sources indicated above . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available . Additional Information